UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)

BKF Capital Group, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 par share

(Title of Class of Securities)

05548G 10 2

(CUSIP Number)

Steven N. Bronson

225 NE Mizner Boulevard, Suite 400

Boca Raton, Florida 33432

with a copy to:

James A. Prestiano, Esq.

631 Commack Road, Suite 2A

Commack, New York 11725

(631) 499-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 26, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 05548G 10 2	SCHEDULE 13D

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven N. Bronson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF	7.	SOLE VOTING POWER
SHARES		4,290,895
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER
EACH		0
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH		4,290,895

	10.	SHARED DISPOSITIVE POWER
		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,290,895

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

57.4%

14.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 05548G 10 2	SCHEDULE 13D

Item 1. Security and Issuer.

Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of the reporting persons with respect to the common stock, $1.00 par value per share ("Common Stock") of BKF Capital Group, Inc., a Delaware corporation (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 225 NE Mizner Boulevard, Suite 400, Boca Raton, Florida 33432. The Issuer has previously reported that as of November 12, 2013, the Issuer had 7,471,593 shares of Common Stock issued and outstanding.

Item 2. Identity and Background.

(a-c) This Amendment No. 18 to Schedule 13D is filed on behalf of Steven N. Bronson. Mr. Bronson is the sole owner of Bronson & Co. LLC. Mr. Bronson maintains an office at 225 NE Mizner Boulevard, Suite 400, Boca Raton, Florida 33432. Mr. Bronson is the Chairman, President and Treasurer of the Issuer.

(d) The reporting persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor have they been nor are they now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On December 26, 2013, Mr. Bronson acquired, in an open market transaction, through his wholly owned company Bronson & Co. LLC, 17,614 shares of Common Stock at a purchase price of $1.1201 per share. On December 27, 2013, Mr. Bronson acquired, in an open market transaction, through his wholly owned company Bronson & Co. LLC, 4,600 shares of Common Stock at a purchase price of $1.11 per share. On December 30, 2013, Mr. Bronson acquired, in an open market transaction, through his wholly owned company Bronson & Co. LLC, 31,001 shares of Common Stock at a purchase price of $1.0766 per share.

Item 4. Purpose of Transaction.

Mr. Bronson acquired the securities of the Issuer for investment purposes and may make further purchases or sales of shares of Common Stock of the Issuer through open market or privately negotiated transactions or otherwise. If Mr. Bronson does undertake any of the above described possible actions, Mr. Bronson will, among other things, timely file an appropriate amendment to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)(b) Steven N. Bronson beneficially owns 4,290,895 shares of the Issuer's Common Stock, representing approximately 57.4% of the total shares of Common Stock issued and outstanding. The shares of Common Stock are held as follows: (i) 4,169,065 shares in a joint account with Mr. Bronson's spouse and (ii) 123,830 in Bronson & Co., LLC, an entity wholly owned by Mr. Bronson. Mr. Bronson has sole voting and dispositive power with respect to the shares of Common Stock.

(c) The following open market transactions were effected by Mr. Bronson, during the past sixty (60) days:

	Buy/	Number	Price
Trade Date	Sell	of Shares	Per Share

12/23/13	Buy	17,989	$1.1201
12/20/13	Buy	7,600	$1.1201
12/19/13	Buy	20,012	$1.10
12/12/13	Buy	23,014	$1.10

(d) Other than Mr. Bronson's spouse, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

None

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2013

Steven N. Bronson

/s/ Steven N. Bronson

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).